Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust and Storm Exploration Inc. Announce Receipt of
     Competition Act Approval and Further Matters in Respect of Plan of
     Arrangement

     /THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR TO
ANY UNITED STATES NEWS SERVICES/

     CALGARY, Aug. 11 /CNW/ - ARC Energy Trust (the "Trust" or "ARC") and
Storm Exploration Inc. ("Storm") announce that they have received an advance ruling certificate under the Competition Act (Canada) in respect of the previously announced plan of arrangement (the "Arrangement") involving Storm,
Storm Resources Ltd. (formerly 1541229 Alberta Ltd.) ("ExploreCo"), ARC and
ARC Resources Ltd. ("ARC Resources").
     ARC and Storm also announce that in accordance with the terms of the
Arrangement Agreement governing the Arrangement, the number of exchangeable shares of ARC Resources ("ARC Exchangeable Shares") has been adjusted and ARC and Storm confirm the cash consideration that Storm shareholders are entitled to receive pursuant to the Arrangement. Assuming that the Arrangement is completed on August 17, 2010 as currently contemplated, Storm shareholders will receive, for each Storm share held, consideration consisting of: (A) at their election, either: (i) 0.5700 of a trust unit of ARC ("ARC Trust Unit")
or (ii) 0.201733 ARC Exchangeable Shares; (B) 0.3333 of a common share of
ExploreCo; (C) approximately 0.1333 of a common share purchase warrant of
ExploreCo; and (C) $1.00 in cash. Non-resident and tax exempt Storm shareholders will not be able to elect to receive ARC Exchangeable Shares as described above.
     Storm shareholders are also reminded that the deadline for making an election to receive either ARC Trust Units or ARC Exchangeable Shares as partial consideration for their Storm shares is 5:00 p.m. (Calgary time) on
Thursday, August 12, 2010 (the "Election Deadline") assuming that the meeting of Storm shareholders to approve the Arrangement is held at 9:00 a.m. on
Monday, August 16, 2010 as currently scheduled. If Storm shareholders have not made an election by the Election Deadline they will be deemed to have elected to receive ARC Trust Units and not ARC Exchangeable Shares as partial consideration for their Storm shares.
     An application for a final order approving the Arrangement will be held before a Justice of the Court of the Queen's Bench of Alberta, Calgary Court
Centre, 601 - 5th Street SW, Calgary, Alberta T2P 5P7 at 3:30 p.m. (Calgary
time) on Monday, August 16, 2010 rather than at 1:30 p.m. (Calgary time) as had been indicated in the materials previously distributed to Storm shareholders.
     The closing of the Arrangement is subject to the receipt of Storm shareholder approval, Court approval, no material adverse change having occurred in either ARC or Storm and a number of other matters customary of transactions of this nature.

     ADVISORY

     Certain information in this press release contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, the inability to obtain required consents, permits or approvals, including Storm shareholder approval of the Arrangement and Court approval of the Arrangement.
     For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may",
"will", "should", "anticipate", "expects" and similar expressions.
Forward-looking statements in this press release may include, but are not limited to, the timing of the application to the Court of Queen's Bench of
Alberta for a final order approving the Arrangement.
     Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time pre preparation, may prove to be incorrect and actual results may differ materially from those anticipated.
ARC and Storm assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
     This news release is not for dissemination in the United States or to any
United States news services. The trust units of ARC and the common shares of
Storm and ExploreCo have not and will not be registered under the United
States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $5.7 billion.
The Trust currently produces approximately 72,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the
TSX under the symbol AET.UN and its exchangeable shares trade under the symbol
ARX.

     <<
     ARC RESOURCES LTD.                   STORM EXPLORATION INC.

     John P. Dielwart,                    Brian Lavergne
     Chief Executive Officer              President and CEO
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900; ARC Resources Ltd., 1200, 308 - 4th Avenue SW, Calgary, AB,
T2P 0H7, www.arcenergytrust.com; OR Storm Exploration Inc., Brian Lavergne,
President & CEO, (403) 264-3520; or Storm Exploration Inc., Donald McLean, VP
Finance & Chief Financial Officer, (403) 264-3520, www.stormexploration.com/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 18:15e 11-AUG-10